UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ____)*

NATIONAL PENN BANCSHARES, INC.
(Name of Issuer)

 Common Stock, no par value
(Title of Class of Securities)

 63713810
(CUSIP Number)

David M. Frees, III,
Unruh, Turner, Burke & Frees, P.C.
120 Gay Street-P. O. Box 289,
Phoenixville, PA 19460, 610-933-8069
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2006
(Date of Event Which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	63713810
- ------------------------------------------------------------------------------
1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons
(Entities Only)
ESTATE OF JAMES K. OVERSTREET, DECEASED
- ------------------------------------------------------------------------------
2	Check the Appropriate Box If a Member of a Group (See Instructions)
a. |_|
b. |_|
- ------------------------------------------------------------------------------
3	SEC Use Only
- ------------------------------------------------------------------------------
4	Source of Funds (See Instructions)
- See Item 5(c) 00
- ------------------------------------------------------------------------------
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) |_|
- ------------------------------------------------------------------------------
6	Citizenship or Place of Organization
PENNSYLVANIA

- ------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,016,329.75

	8	Shared Voting Power 25,559

	9	Sole Dispositive Power 3,016,329.75

	10	Shared Dispositive Power 25,559
-------------------------------------------------------------------------------
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,041,888.25
-------------------------------------------------------------------------------
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) |_|
-------------------------------------------------------------------------------
13	Percent of Class Represented By Amount in Row (11)
6.52
-------------------------------------------------------------------------------
14	Type of Reporting Person (See Instructions)
00

CUSIP No.	63713810
- ------------------------------------------------------------------------------
1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons
(Entities Only)
Evelyn M. Overstreet
- ------------------------------------------------------------------------------
2	Check the Appropriate Box If a Member of a Group (See Instructions)
a. |_|
b. |_|
- ------------------------------------------------------------------------------
3	SEC Use Only
- ------------------------------------------------------------------------------
4	Source of Funds (See Instructions)
- See Item 5(c) 00
- ------------------------------------------------------------------------------
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) |_|
- ------------------------------------------------------------------------------
6	Citizenship or Place of Organization

United States of America
- ------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 188,490.5

	8	Shared Voting Power 1,800

	9	Sole Dispositive Power 188,490.5

	10	Shared Dispositive Power 1,800
-------------------------------------------------------------------------------
11	Aggregate Amount Beneficially Owned by Each Reporting Person 190,290.5
-------------------------------------------------------------------------------
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) |_|
-------------------------------------------------------------------------------
13	Percent of Class Represented By Amount in Row (11)
.41
-------------------------------------------------------------------------------
14	Type of Reporting Person (See Instructions)
IN

Item 1 - Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock (without par value) of National Penn Bancshares, Inc., a Pennsylvania business corporation and registered bank holding company (“NPBC”). The principal executive offices of NPBC are located at Reading & Philadelphia Avenues, Boyertown, Pennsylvania, 19512.

Item 2 - Identity and Background

This Schedule 13D is filed by the Estate of James K. Overstreet, Deceased (the “Estate”) and by Mrs. Evelyn M. Overstreet, the decedent’s spouse, pursuant to a Joint Filing Agreement dated May 5, 2006, a copy of which is attached hereto as exhibit 1.

The Estate is being administered by Elizabeth A. Fifer, Executrix under the Will of James K. Overstreet, which was admitted to probate on April 25, 2006, by the Register of Wills of Chester County, Pennsylvania. The address of the Estate is 1330 Charlestown Road, Phoenixville, PA 19460. Mrs. Fifer has never been convicted in a criminal proceeding or sanctioned in any civil proceeding relating to the federal or state securities laws as described in Item 2(d) and (e) of Schedule 13D. Mrs. Fifer is a citizen of the United States of America. A copy of the Will of James K. Overstreet and evidence of authority of Mrs. Fifer as Executrix of the Estate are attached hereto as Exhibits 2 and 3, respectively.

Mrs. Overstreet is retired. Her address is 315 Natlie Drive, Phoenixville, PA 19460. Mrs. Overstreet has never been convicted in a criminal proceeding or sanctioned in any civil proceeding relating to the federal or estate securities laws as described in Item 2(d) and (e) of Schedule 13D. Mrs. Overstreet is a citizen of the United States of America.

Mrs. Overstreet is the mother of Elizabeth A. Fifer, Executrix of the Estate. Mrs. Fifer holds a durable power of attorney authorizing her to act as her mother’s agent. A copy of the durable power of attorney is attached hereto as Exhibit 4.

To the extent that either filing party may develop material information in addition to, or different from, the information set forth in this Schedule 13D, the filing party will promptly amend this Schedule 13D as may be necessary to supply such additional or different material information.

Item 3 - Source and Amount of Funds or Other Consideration

The Estate acquired all shares of NPBC common stock beneficially owned by it upon the death of James K. Overstreet on April 17, 2006.

Mrs. Overstreet acquired 1,034 shares of NPBC common stock, and Mrs. Overstreet and Mrs. Fifer acquired 1,800 shares of NPBC common stock, upon the death of James K. Overstreet. These shares were held with Mr. Overstreet as joint tenants with right of survivorship, and thus passed to the surviving joint tenants by operation of law on April 17, 2006. In addition, Mrs. Overstreet holds 190,290.50 shares of NPBC common stock which were previously acquired with her personal funds or Mr. Overstreet’s personal funds.

Item 4. Purpose of Transaction

As previously disclosed by James K. Overstreet in a Schedule 13D and subsequent amendments thereto, Mr. Overstreet had acquired NPBC common stock as a passive investment. Both the Estate and Mrs. Overstreet have a similar passive investment intent. Specifically, neither the Estate nor Mrs. Overstreet has any present plan or proposal that would relate to or result in (a) the acquisition by any person of additional securities of NPBC, (b) except as described in this Item 4 and Item 6 of this Schedule 13D, the disposition of any securities of NPBC, (c) any extraordinary corporate transaction involving NPBC, or (d) any other event described in Item 4(e) through 4(j) of Schedule 13D. The Estate’s ultimate disposition of the shares of NPBC common stock beneficially owned by it will be governed by the Will of James K. Overstreet and applicable law, and will be made in due course in the administration of the Estate.

Item 5. Interest in Securities of the Issuer

The Estate beneficially owns 3,041,888.25 shares of NPBC common stock, representing approximately 6.52% of NPBC’s common stock outstanding (based on the number of shares outstanding reported by NPBC in its most recently available filing with the Securities and Exchange Commission). The Estate has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of 3,016,329.75 shares. The Estate has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of 25,559 shares owned directly by S.O.C.O. Enterprises, a general partnership in which Mr. Overstreet was a partner.

Mrs. Overstreet beneficially owns 190,290.50 shares of NPBC common stock, representing approximately .41% of NPBC’s common stock outstanding (based on the number of shares outstanding reported by NPBC in its most recently available filing with the SEC). Mrs. Overstreet has sole power to vote or to direct the voting, and sole power to dispose or direct the disposition of 188,490.5 shares. Mrs. Overstreet has shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of 1,800 shares.

Mrs. Fifer, for so long as she remains Executrix of the Estate and for so long as she continues to hold a durable power of attorney from Mrs. Overstreet, may exercise on behalf of the Estate and Mrs. Overstreet, respectively, the voting power and investment power described in this Item 5.

During the past 60 days, neither the Estate nor Mrs. Overstreet has carried out any transaction in NPBC common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with
 Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 of this Schedule 13D with respect to any NPBC securities, except as described in Item 2, which information is incorporated by reference into this Item 6.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between any person named in Item 2 of this Schedule 13D and any other person with respect to any NPBC securities, except as follows:

•
2,008,490 shares of NPBC common stock are pledged by the Estate and 105,369 shares of NPBC common stock are pledged by Mrs. Overstreet to secure indebtedness to various financial institutions incurred for borrowings or to secure guarantees of such borrowings by third parties. In each case, the secured party cannot exercise voting power or investment power over the pledged securities in the absence of an uncured default under the loan documents.

•
The Estate is a party to the S.O.C.O. Enterprises Buy and Sell Agreement dated September 1, 2001, a copy of which is attached hereto as Exhibit 5. Pursuant to this Agreement, the remaining partners in the Partnership are obligated to purchase the Estate’s 43.75% general partnership interest, which purchase would result in the Estate’s disposition of beneficial ownership of 25,559 shares of NPBC common stock held by the Partnership. The Estate and the remaining partners in the Partnership are currently engaged in discussions that could result in a different resolution of this matter.

Item 7. Material to be Filed as Exhibits.

The following exhibits are attached hereto and incorporated by reference into this Item 7 by inference:

Exhibit	Description

1	Joint Filing Agreement dated May 5, 2006 between the Estate of James K. Overstreet and Evelyn M. Overstreet.

2	Will dated January 17, 2005, of James K. Overstreet.

3	Evidence of Authority of Elizabeth A. Fifer, Executrix of the Estate of James K. Overstreet, deceased.

4	Durable Power of Attorney executed by Evelyn M. Overstreet, dated September 13, 1993, appointing Elizabeth A. Fifer as attorney-in-fact and agent.

5	S.O.C.O. Enterprises Partnership Buy and Sell Agreement dated September 1, 2001, among Thomas M. Saltsgiver, James K. Overstreet, Terry J. Crocker, and Richard E. O’Neill.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE ESTATE OF JAMES K. OVERSTREET, DECEASED

Date:	May 5, 2006	By:	/s/Elizabeth A. Fifer
			Name:	Elizabeth A. Fifer
			Title:	Executrix

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EVELYN M. OVERSTREET

Date:	May 5, 2006	By:	/s/Elizabeth A. Fifer
			Name:	Elizabeth A. Fifer
			Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description

1	Joint Filing Agreement dated May 5, 2006 between the Estate of James K. Overstreet and Evelyn M. Overstreet.

2	Will dated January 17, 2005, of James K. Overstreet.

3	Evidence of Authority of Elizabeth A. Fifer, Executrix of the Estate of James K. Overstreet, deceased.

4	Durable Power of Attorney executed by Evelyn M. Overstreet, dated September 13, 1993, appointing Elizabeth A. Fifer as attorney-in-fact and agent.

5	S.O.C.O. Enterprises Partnership Buy and Sell Agreement dated September 1, 2001, among Thomas M. Saltsgiver, James K. Overstreet, Terry J. Crocker, and Richard E. O’Neill.